Exhibit 99.1

Sea Limited Reports Third Quarter 2018 Results

Singapore, November 21, 2018 – Sea Limited (NYSE: SE) (“Sea” or the “Company”) today announced its financial results for the quarter ended September 30, 2018.

“We once again achieved strong growth in the third quarter of 2018,” said Forrest Li, Chairman and Group Chief Executive Officer of Sea. “Shopee posted its best ever quarterly gross merchandise value and number of orders as it extended its lead as the largest e-commerce platform in our region. Building on this momentum, our recent annual ‘Shopee 11.11 Big Sale’ also set a historical high record for Shopee, helping to cement its reputation as the go-to online destination for consumers in our region.”

“In digital entertainment, our self-developed game, Free Fire, is now one of the world’s most popular online games, recently achieving its record high peak daily active user count of over 27 million and surpassing 200 million registered users globally,” Forrest continued. “We are also excited about our strong game pipeline, boosted by the new publishing arrangement with Tencent, our long-term investor and strategic partner. The strong momentum across our e-commerce and digital entertainment businesses is reflected in our revised full year outlook.”

Third Quarter 2018 Key Metrics

•	Group

•

Total adjusted revenue was US$242.8 million, up 60.1% year-on-year from US$151.7 million for the third quarter of 2017 and up 10.6% quarter-on-quarter from US$219.6 million for the second quarter of 2018.

•	Total adjusted EBITDA was US$(183.8) million, compared to US$(99.7) million for the third quarter of 2017 and US$(161.9) million for the second quarter of 2018.

•	Digital Entertainment

•

Adjusted revenue was US$144.6 million, up 7.4% year-on-year from US$134.5 million for the third quarter of 2017 and an increase of 3.9% quarter-on-quarter from US$139.1 million for the second quarter of 2018.

•

Adjusted EBITDA was US$53.7 million, up 19.2% year-on-year from US$45.1 million for the third quarter of 2017 and increased 10.5% quarter-on-quarter from US$48.6 million for the second quarter of 2018.

•

Quarterly active users reached 176.1 million, an increase of 155.2% year-on-year from 69.0 million for the third quarter of 2017 and up 9.7% quarter-on-quarter from 160.6 million for the second quarter of 2018.

•	Average revenue per user was US$0.8 compared to US$2.0 for the third quarter of 2017 and US$0.9 for the second quarter of 2018.

E-commerce

•

Gross merchandise value (“GMV”) was US$2.7 billion, an increase of 152.7% year-on-year from US$1.1 billion for the third quarter of 2017 and up 21.1% quarter-on-quarter from US$2.2 billion for the second quarter of 2018.

•

Gross orders for the quarter totaled 158.5 million, an increase of 140.5% year-on-year from 65.9 million for the third quarter of 2017 and up 24.0% quarter-on-quarter from 127.8 million for the second quarter of 2018.

•

Adjusted revenue was US$71.2 million, up 1,156.5% year-on-year from US$5.7 million for the third quarter of 2017 and up 21.1% quarter-on-quarter from US$58.8 million for the second quarter of 2018. Adjusted revenue included US$50.3 million of marketplace revenue[1] and US$20.9 million of product revenue[2].

•	Adjusted EBITDA was US$(214.9) million, compared to US$(130.0) million for the third quarter of 2017 and US$(188.3) million for the second quarter of 2018.

•	Sales and marketing as a percentage of GMV stood at 5.7%, and improved from 9.7% for the third quarter of 2017 and 6.2% for the second quarter of 2018.

•

In Indonesia, Shopee’s largest market, total orders for the quarter reached 63.7 million, or a daily average of 0.7 million orders, which we believe made Shopee the largest e-commerce platform in Indonesia. Sales and marketing as a percentage of GMV for Indonesia was even lower than the ratio for Shopee as a whole, as Shopee achieved greater marketing efficiency in its largest market.

[1]	Marketplace revenue mainly consists of commission and advertising income and revenue generated from other value-added services.
[2]	Product revenue mainly consists of revenue generated from direct sales.

Strategic Business Updates

Digital Entertainment

Driven by the strong performance of our key game titles, Garena continued to deliver robust growth in the third quarter of 2018.

Our self-developed game, Free Fire, continues to grow quickly, recently surpassing 200 million registered users globally and achieving a peak daily active user count of over 27 million, compared to our previously disclosed peak of over 16 million daily active users. Our monetization programs for Free Fire are also generating results. Throughout the month of October, Free Fire was consistently the highest grossing game on the Google Play Store in Brazil, Argentina, and Mexico, according to App Annie. It is also building traction in our core markets in Southeast Asia, becoming the highest grossing game on the Google Play Store in Indonesia in late October, based on App Annie’s rankings.

On November 19, we announced a binding letter of intent with Tencent for it to grant us a right of first refusal to publish its mobile and PC games in Indonesia, Taiwan, Thailand, the Philippines, Malaysia, and Singapore.

We believe our strategic partnership with Tencent will enhance our continual efforts to bring top quality content to our region.

E-commerce

Shopee continued to scale rapidly in the third quarter, driven by robust GMV and order growth across all our markets. Its marketplace revenue grew by 34.8% quarter-on-quarter as more sellers made use of Shopee’s suite of advertising and value added services to reach its fast-growing consumer community.

During the quarter, Shopee also continued to benefit from improved economies of scale and greater marketing efficiencies, with sales and marketing expenses as a percentage of GMV falling further to 5.7%, compared to 6.2% in the second quarter of 2018.

This strong momentum was driven by robust user engagement on the platform. At the culmination of the Shopee 11.11 Big Sale, an annual shopping festival held from late October to mid-November, Shopee set its new record with over 11 million orders recorded on the platform over the 24 hours of November 11, 2018. This represented approximately 4.5 times the number of orders recorded on the same date last year.

Other Developments

The Company announced today that Terry Zhao has been appointed President of Garena. Terry has been with the Company since its inception in 2009 and has served in a number of senior roles in our digital entertainment business across several key markets, most recently running our games studio in Shanghai. He has been heavily involved in our push into self-developed games and mobile games and, in his new role, will focus on further extending our offering in these important strategic areas.

The Company also announced that Group Chief Strategy Officer, Alan Hellawell, will depart the Company effective November 23, 2018. Drawing on his prior experience as a seasoned equity analyst in the technology sector, Alan made important contributions to the Company’s successful initial public offering and its transition through the initial stage as a publicly listed company during his tenure. “On behalf of Sea, I would like to thank Alan for his service to the Company, and wish him all the best in his future endeavors,” said Forrest, Sea’s Chairman and Group Chief Executive Officer.

Alan’s responsibilities have been assumed by the Company’s corporate development and strategy team under the oversight of its Group General Counsel, Yanjun Wang. In addition to the legal function, Yanjun also oversees the corporate development, investor relations, public policy, and public relations functions of the Company. Yanjun has been with the Company since early 2014 and, as a member of the Company’s leadership team, worked closely with the board and Group Chief Executive Officer on all key strategic and corporate matters of the Company in the past few years.

Unaudited Summary of Financial Results

(Amounts are expressed in thousands of US dollars “$”)

	For the Three Months ended September 30,
	2017	2018
	$	$	YOY%
Revenue
Digital Entertainment	79,799	112,520	41.0%
Others	14,295	92,401	546.4%

	94,094	204,921	117.8%
Cost of revenue
Digital Entertainment	(55,577)	(63,960)	15.1%
Others	(27,698)	(135,351)	388.7%

	(83,275)	(199,311)	139.3%

Gross profit	10,819	5,610	(48.1)%

Other operating income	959	3,072	220.3%
Sales and marketing expenses	(131,571)	(180,304)	37.0%
General and administrative expenses	(33,262)	(57,285)	72.2%
Research and development expenses	(7,661)	(17,293)	125.7%

Total operating expenses	(171,535)	(251,810)	46.8%

Operating loss	(160,716)	(246,200)	53.2%
Non-operating income, net	25,802	30,903	19.8%
Income tax credit (expense)	2,147	(2,020)	(194.1)%
Share of results of equity investees	(64)	(702)	996.9%

Net loss	(132,831)	(218,019)	64.1%

Adjusted net loss (1)	(127,133)	(237,568)	86.9%

Adjusted revenue of Digital Entertainment (1)	134,548	144,558	7.4%
Adjusted revenue of E-commerce (1)	5,669	71,233	1,156.5%
Adjusted revenue of Digital Financial Services (1)	4,792	3,113	(35.0)%
Revenue of Other Services	6,717	23,934	256.3%

Total adjusted revenue (1)	151,726	242,838	60.1%

Adjusted EBITDA for Digital Entertainment (1)	45,083	53,724	19.2%
Adjusted EBITDA for E-commerce (1)	(129,964)	(214,861)	(65.3)%
Adjusted EBITDA for Digital Financial Services (1)	(8,198)	(7,001)	14.6%
Adjusted EBITDA for Other Services (1)	(5,327)	(13,850)	(160.0)%
Unallocated expenses (2)	(1,276)	(1,764)	(38.2)%

Total adjusted EBITDA (1)	(99,682)	(183,752)	(84.3)%

(1)	For a discussion of the use of non-GAAP financial measures, see “Non-GAAP Financial Measures.”
(2)

Unallocated expenses are mainly related to share-based compensation and general and corporate administrative costs such as professional fees and other miscellaneous items that are not allocated to segments. These expenses are excluded from segment results as they are not reviewed by the Chief Operation Decision Maker (“CODM”) as part of segment performance.

Three Months Ended September 30, 2018 Compared to Three Months Ended September 30, 2017

Revenue

The table below sets forth revenue generated from our reported segments. Amounts are expressed in thousands of US dollars (“$”).

	For the Three Months ended September 30,
	2017		2018
	$	% of revenue	$	% of revenue	YOY%
Revenue
Digital Entertainment	79,799	84.8	112,520	54.9	41.0%
E-commerce	2,786	3.0	65,919	32.2	2,266.1%
Digital Financial Services	4,792	5.1	2,548	1.2	(46.8)%
Other Services	6,717	7.1	23,934	11.7	256.3%

	94,094	100.0	204,921	100.0	117.8%

	2017		2018
	$	% of total adjusted revenue	$	% of total adjusted revenue	YOY%
Adjusted revenue of Digital Entertainment	134,548	88.7	144,558	59.5	7.4%
Adjusted revenue of E-commerce	5,669	3.7	71,233	29.3	1,156.5%
Adjusted revenue of Digital Financial Services	4,792	3.2	3,113	1.3	(35.0)%
Revenue of Other Services	6,717	4.4	23,934	9.9	256.3%

Total adjusted revenue	151,726	100.0	242,838	100.0	60.1%

Our total revenue increased by 117.8% to US$204.9 million in the third quarter of 2018 from US$94.1 million in the third quarter of 2017. Our total adjusted revenue increased by 60.1% to US$242.8 million in the third quarter of 2018 from US$151.7 million in the third quarter of 2017. These increases were mainly driven by the growth in each of the segments detailed as follows:

•

Digital Entertainment: Revenue increased by 41.0% to US$112.5 million in the third quarter of 2018 from US$79.8 million in the third quarter of 2017. Adjusted revenue increased by 7.4% to US$144.6 million in the third quarter of 2018 from US$134.5 million in the third quarter of 2017. This increase was primarily due to improvements in the monetization of our existing games and the launch of new games.

•

E-commerce: Revenue increased by 2,266.1% to US$65.9 million in the third quarter of 2018 from US$2.8 million in the third quarter of 2017. Adjusted revenue increased by 1,156.5% to US$71.2 million in the third quarter of 2018 from US$5.7 million in the third quarter of 2017. This increase was primarily due to the growth of our GMV and our sellers’ use of our services and product offerings under ‘Service by Shopee,’ ‘Shopee Logistics Service,’ as well as our other value-added services.

•

Digital Financial Services: Revenue decreased by 46.8% to US$2.5 million in the third quarter of 2018 from US$4.8 million in the third quarter of 2017. Adjusted revenue decreased by 35.0% to US$3.1 million in the third quarter of 2018 from US$4.8 million in the third quarter of 2017, as we switched to focus our efforts on strengthening our infrastructure to support our existing platforms. The decrease was also in part due to the continuation of the restrictive measures imposed by Vietnam’s leading mobile operators on using prepaid telco cards for online game top-ups.

•

Other Services: Revenue increased by 256.3% to US$23.9 million in the third quarter of 2018 from US$6.7 million in the third quarter of 2017. The increase was primarily due to the growth of the ancillary services we provide to our e-commerce platform users.

Cost of Revenue

Our total cost of revenue increased by 139.3% to US$199.3 million in the third quarter of 2018 from US$83.3 million in the third quarter of 2017.

•

Digital Entertainment: Cost of revenue increased by 15.1% to US$64.0 million in the third quarter of 2018 from US$55.6 million in the third quarter of 2017. The increase was largely in line with revenue growth in our digital entertainment business.

•

Others: Cost of revenue for our other segments combined increased by 388.7% to US$135.4 million in the third quarter of 2018 from US$27.7 million in the third quarter of 2017. The increase was primarily due to the costs incurred following the launch of ‘Service by Shopee,’ ‘Shopee Logistics Service,’ and direct sales at the end of 2017; higher bank transaction fees driven by GMV growth from our e-commerce business; higher costs associated with other ancillary services we provided to our e-commerce platform users; as well as higher staff compensation and benefit costs.

Sales and Marketing Expenses

Our total sales and marketing expenses increased by 37.0% to US$180.3 million in the third quarter of 2018 from US$131.6 million in the third quarter of 2017. The table below sets forth the breakdown of our sales and marketing expenses of our two major reporting segments. Amounts are expressed in thousands of US dollars (“$”).

	For the Three Months ended September 30,
	2017	2018	YOY%
	$	$
Sales and Marketing Expenses
Digital Entertainment	21,724	19,046	(12.3)%
E-commerce	102,996	152,934	48.5%

•

Digital Entertainment: Sales and marketing expenses decreased by 12.3% to US$19.0 million in the third quarter of 2018 from US$21.7 million in the third quarter of 2017. The decrease was primarily due to higher marketing pushes around the competition back in 2017.

	For the Three Months ended September 30,
	2017	2018
	$	$
Digital Entertainment
Sales and marketing expenses	21,724	19,046

Adjusted revenue	134,548	144,558

Sales and marketing expenses as a percentage of adjusted revenue	16.1%	13.2%

Sales and marketing expenses as a percentage of adjusted revenue decreased to 13.2% in the third quarter of 2018 from 16.1% in the third quarter of 2017 as we continue to improve the efficiency of our marketing efforts.

•

E-commerce: Sales and marketing expenses increased by 48.5% to US$152.9 million in the third quarter of 2018 from US$103.0 million in the third quarter of 2017. The increase in marketing efforts was aligned with our strategy to fully capture the market growth opportunity and was primarily attributable to shipping and other promotions on our platform that were designed to increase our user base and enhance user engagement.

	For the Three Months ended September 30,
	2017	2018
	$	$
E-commerce
Sales and marketing expenses	102,996	152,934

GMV	1,064,759	2,690,927

Sales and marketing expenses as a percentage of GMV	9.7%	5.7%

Sales and marketing expenses as a percentage of GMV was 5.7% in the third quarter of 2018 and improved from 9.7% in the third quarter of 2017 as we continue to improve the efficiency of our marketing efforts.

General and Administrative Expenses

Our general and administrative expenses increased by 72.2% to US$57.3 million in the third quarter of 2018 from US$33.3 million in the third quarter of 2017. This increase was primarily due to the expansion of our staff force, the increase in office facilities and related expenses, as well as the increase in professional fees and other expenses.

Research and Development Expenses

Our research and development expenses increased by 125.7% to US$17.3 million in the third quarter of 2018 from US$7.7 million in the third quarter of 2017, primarily due to the increase in our research and development staff force as we expanded and enriched our product offerings.

Non-operating Income or Losses, Net

Non-operating income or losses consists of interest income, interest expense, investment gain (loss), fair value change for convertible debts and foreign exchange gain (loss). The amount was a net non-operating income of US$30.9 million and US$25.8 million in the third quarter of 2018 and 2017, respectively. This was primarily due to a fair value gain of US$36.0 million recognized in this quarter on the convertible debts issued before our initial public offering, while the net non-operating income in 2017 was primarily attributable to a gain on disposal and re-measurement of our investments.

Income Tax Expense

We had a net income tax expense of US$2.0 million in the third quarter of 2018, compared with a net income tax benefit of US$2.1 million in the third quarter of 2017, which was primarily due to corporate income tax and withholding tax recognized for our digital entertainment segment in the third quarter of 2018. The net income tax benefit in the third quarter of 2017 was primarily due to deferred tax assets recognized on deferred revenue arising from our digital entertainment segment.

Share of Results of Equity Investees

We had share of losses of equity investees of US$0.7 million in the third quarter of 2018, compared with US$0.1 million in the third quarter of 2017.

Net Loss

As a result of the foregoing, we had net losses of US$218.0 million and US$132.8 million in the third quarter of 2018 and 2017, respectively.

Adjusted Net Loss

Adjusted net loss, which is net loss adjusted to remove share-based compensation expenses and fair value change for convertible debts, was US$237.6 million and US$127.1 million in the third quarter of 2018 and 2017, respectively.

Updated Guidance

For the full year of 2018, we now expect total adjusted revenue to be between US$930 million and US$970 million, representing 68.0% to 75.2% growth from 2017. This compares to the previously disclosed guidance of between US$780 million and US$820 million, representing 40.9% to 48.1% growth. We expect adjusted revenue for digital entertainment for the full year of 2018 to be between US$600 million and US$620 million, representing year-on-year growth of 21.0% to 25.0%.

We are also revising our e-commerce GMV guidance for the full year of 2018. We now expect e-commerce GMV for the full year of 2018 to be between US$9.2 billion and US$9.7 billion, representing 123.7% to 135.9% growth from 2017. This compares to the previously disclosed guidance of between US$8.2 billion and US$8.7 billion, representing 99.4% to 111.5% growth.

Webcast and Conference Call Information

The Company’s management will host a conference call today to review Sea’s business and financial performance.

Details of the conference call and webcast are as follows:

Date and time:	7:00 PM U.S. Eastern Time on November 20, 2018 8:00 AM Singapore / Hong Kong Time on November 21, 2018

Webcast link:	https://services.choruscall.com/links/se181120.html

Dial in numbers:	US Toll Free: 1-888-317-6003	Hong Kong: 800-963-976
	International: 1-412-317-6061	Singapore: 800-120-5863
United Kingdom: 08-082-389-063

Passcode for Participants: 1600352

A replay of the conference call will be available at the Company’s investor relations website (https://www.seagroup.com/investor/financials). An archived webcast will be available at the same link above.

For enquiries, please contact:

Investors / analysts: ir@seagroup.com

Media: media@seagroup.com

About Sea Limited

Sea’s mission is to better the lives of the consumers and small businesses of our region with technology. Our region includes the key markets of Indonesia, Taiwan, Vietnam, Thailand, the Philippines, Malaysia and Singapore. Sea operates three platforms across digital entertainment, e-commerce, and digital financial services, known as Garena, Shopee, and AirPay, respectively.

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “guidance,” and similar statements. Among other things, statements that are not historical facts, including statements about Sea’s beliefs and expectations, the business, financial and market outlook, and projections from its management in this announcement, as well as Sea’s strategic and operational plans, contain forward-looking statements. Sea may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases, and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Sea’s goals and strategies; its future business development, financial condition, financial results, and results of operations; the growth in, and market size of, the digital entertainment, e-commerce and digital financial services industries in the region, including segments within those industries; changes in its revenue, costs or expenditures; its ability to continue to source, develop and offer new and attractive online games and to offer other engaging digital entertainment content; the growth of its digital entertainment, e-commerce and digital financial services platforms; the growth in its user base, level of user engagement, and monetization; its ability to continue to develop new technologies and/or upgrade its existing technologies; growth and trends of its markets and competition in its industries; government policies and regulations relating to its industries; and general economic and business conditions in the region. Further information regarding these and other risks is included in Sea’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Sea undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Non-GAAP Financial Measures

To supplement our consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, we use the following non-GAAP financial measures to help evaluate our operating performance:

•

“Adjusted revenue” of our digital entertainment segment represents revenue of the digital entertainment segment plus change in digital entertainment deferred revenue. This financial measure is used as an approximation of cash spent by our users in the applicable period that is attributable to our digital entertainment segment. Although other companies may present such measures related to gross billings differently or not at all, we believe that the adjusted revenue of our digital entertainment segment provides useful information to investors about the segment’s core operating results, enhancing their understanding of our past performance and future prospects.

•

“Adjusted revenue” of our e-commerce segment represents revenue of the e-commerce segment (currently consisting of marketplace revenue and product revenue) plus commission income that were net-off against sales incentives. This financial measure enables our investors to follow trends in our e-commerce monetization capability over time and is a useful performance measure.

•	“Adjusted revenue” of our digital financial services segment represents revenue of the digital financial services segment plus service revenue that were net-off against sales incentives.

•

“Total adjusted revenue” represents the sum of the adjusted revenue of our digital entertainment segment, the adjusted revenue of our e-commerce segment, the adjusted revenue of our digital financial services segment, and the revenue of our other services. This financial measure enables our investors to follow trends in our overall group monetization capability over time and is a useful performance measure.

•

“Adjusted net loss” represents net loss before share-based compensation and changes in fair value of convertible debts. We believe that the adjusted net loss helps to identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that are included in net loss. The use of adjusted net loss has its limitations in that it does not include all items that impact the net loss or income for the period, and share-based compensation and changes in fair value of convertible debts are significant expenses.

•

“Adjusted EBITDA” for our digital entertainment segment represents operating income (loss) before share-based compensation plus (a) depreciation and amortization expenses, and (b) the net effect of changes in deferred revenue and its related cost for our digital entertainment segment. Although other companies may calculate adjusted EBITDA differently or not present it at all, we believe that the segment adjusted EBITDA helps to identify underlying trends in our operating results, enhancing their understanding of the past performance and future prospects.

•

“Adjusted EBITDA” for our e-commerce segment, digital financial services segment and other services segment represents operating income (loss) before share-based compensation plus depreciation and amortization expenses. Although other companies may calculate adjusted EBITDA differently or not present it at all, we believe that the segment adjusted EBITDA helps to identify underlying trends in our operating results, enhancing their understanding of the past performance and future prospects.

•

“Total adjusted EBITDA” represents the sum of adjusted EBITDA of all our segments combined, plus unallocated expenses. Although other companies may calculate adjusted EBITDA differently or not present it at all, we believe that the total adjusted EBITDA helps to identify underlying trends in our operating results, enhancing their understanding of the past performance and future prospects.

These non-GAAP financial measures have limitations as analytical tools. None of the above financial measures should be considered in isolation or construed as an alternative to revenue, net loss/income, or any other measure of performance or as an indicator of our operating performance. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to Sea’s data. We compensate for these limitations by reconciling the non-GAAP financial measures to their nearest U.S. GAAP financial measures, all of which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on any single financial measure.

The tables below present selected financial information of our reporting segments, the non-GAAP financial measures that are most directly comparable to GAAP financial measures, and the related reconciliations between the financial measures. Amounts are expressed in thousands of US dollars (“$”).

	For the Three Months ended September 30, 2018
	Digital Entertainment	E- commerce		Digital Financial Services	Other Services(3)	Unallocated expenses(4)	Consolidated
	$	$		$	$	$	$
Revenue	112,520	65,919	(1)	2,548	23,934	—	204,921
Changes in deferred revenue	32,038	—		—	—	—	32,038
Sales incentives net-off	—	5,314		565	—	—	5,879

Adjusted revenue	144,558	71,233	(2)	3,113	23,934	—	242,838

Operating income (loss)	19,403	(223,787)		(7,387)	(16,186)	(18,243)	(246,200)
Net effect of changes in deferred revenue and its related cost	26,192	—		—	—	—	26,192
Depreciation and amortization	8,129	8,926		386	2,336	—	19,777
Share-based compensation	—	—		—	—	16,479	16,479

Adjusted EBITDA	53,724	(214,861)		(7,001)	(13,850)	(1,764)	(183,752)

	For the Three Months ended September 30, 2017
	Digital Entertainment	E- commerce		Digital Financial Services	Other Services(3)	Unallocated expenses(4)	Consolidated
	$	$		$	$	$	$
Revenue	79,799	2,786	(1)	4,792	6,717	—	94,094
Changes in deferred revenue	54,749	—		—	—	—	54,749
Sales incentives net-off	—	2,883		—	—	—	2,883

Adjusted revenue	134,548	5,669	(2)	4,792	6,717	—	151,726

Operating income (loss)	(6,874)	(132,292)		(8,561)	(6,015)	(6,974)	(160,716)
Net effect of changes in deferred revenue and its related cost	44,873	—		—	—	—	44,873
Depreciation and amortization	7,084	2,328		363	688	—	10,463
Share-based compensation	—	—		—	—	5,698	5,698

Adjusted EBITDA	45,083	(129,964)		(8,198)	(5,327)	(1,276)	(99,682)

(1)

For the third quarter of 2018, revenue of $65,919 included marketplace revenue of $45,147 and product revenue of $20,772, net of sales incentives. For the third quarter of 2017, revenue of $2,786 was entirely marketplace revenue.

(2)

For the third quarter of 2018, adjusted revenue of $71,233 included marketplace revenue of $50,303 and product revenue of $20,930. For the third quarter of 2017, adjusted revenue of $5,669 was entirely marketplace revenue.

(3)	A combination of multiple business activities that does not meet the quantitative thresholds to qualify as reportable segments are grouped together as “Other Services.”
(4)

Unallocated expenses are mainly related to share-based compensation and general and corporate administrative costs such as professional fees and other miscellaneous items that are not allocated to segments. The expenses are excluded from segment results as they are not reviewed by the CODM as part of segment performance.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

Amounts expressed in thousands of US dollars (“$”) except for number of shares & per share data

	For the Nine Months ended September 30,
	2017	2018
	$	$
Revenue
Digital Entertainment	258,844	331,207
Others	30,742	212,537

Total revenue	289,586	543,744
Cost of revenue
Digital Entertainment	(157,746)	(189,513)
Others	(68,073)	(331,514)

Total cost of revenue	(225,819)	(521,027)

Gross profit	63,767	22,717

Operating income (expenses):
Other operating income	1,340	5,508
Sales and marketing expenses	(269,556)	(497,528)
General and administrative expenses	(86,114)	(153,621)
Research and development expenses	(20,652)	(40,887)

Total operating expenses	(374,982)	(686,528)

Operating loss	(311,215)	(663,811)
Interest income	2,162	8,567
Interest expense	(17,458)	(21,413)
Investment gain (loss)	33,943	9,374
Changes in fair value of convertible debts	—	(19,928)
Foreign exchange (loss) gain	(2,517)	5,304

Loss before income tax and share of results of equity investees	(295,085)	(681,907)
Income tax (expense) credit	(2,015)	(1,095)
Share of results of equity investees	(926)	(1,974)

Net loss	(298,026)	(684,976)
Net loss attributable to non-controlling interests	201	358

Net loss attributable to Sea Limited’s ordinary shareholders	(297,825)	(684,618)

Adjusted net loss (1)	(280,967)	(622,985)
Loss per share:
Basic and diluted	(1.69)	(2.03)

Shares used in loss per share computation:
Basic and diluted	175,970,648	337,804,410

(1)	For a discussion of the use of non-GAAP financial measures, see “Non-GAAP Financial Measures.”

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

Amounts expressed in thousands of US dollars (“$”)

	As of December 31,	As of September 30,
	2017	2018
	$	$
ASSETS
Current assets
Cash and cash equivalents	1,347,361	1,209,235
Restricted cash	95,300	247,773
Accounts receivable, net	61,846	61,220
Prepaid expenses and other assets	186,181	265,342
Inventories, net	9,790	19,565
Short-term investment	18,000	—
Amounts due from related parties	2,235	5,328

Total current assets	1,720,713	1,808,463
Non-current assets
Property and equipment, net	74,348	147,379
Intangible assets, net	37,333	25,668
Long-term investments	28,216	118,188
Prepaid expenses and other assets	46,297	59,981
Restricted cash	2,317	2,370
Deferred tax assets	48,104	59,418
Goodwill	30,952	30,952

Total non-current assets	267,567	443,956

Total assets	1,988,280	2,252,419

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

Amounts expressed in thousands of US dollars (“$”)

	As of December 31,	As of September 30,
	2017	2018
	$	$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	8,644	25,168
Accrued expenses and other payables	285,248	503,336
Advances from customers	27,155	26,456
Amount due to related parties	36,790	34,802
Short-term bank borrowings	2,013	—
Deferred revenue	268,241	348,663
Income taxes payable	9,614	8,114

Total current liabilities	637,705	946,539

Non-current liabilities
Accrued expenses and other payables	7,547	10,548
Deferred revenue	133,481	144,366
Convertible debts	726,950	1,116,384
Deferred tax liabilities	4,378	3,501
Unrecognized tax benefits	3,088	2,913

Total non-current liabilities	875,444	1,277,712

Total liabilities	1,513,149	2,224,251

Shareholders’ equity
Class A ordinary shares	91	94
Class B ordinary shares	76	76
Additional paid-in capital	1,564,656	1,793,010
Accumulated other comprehensive income	10,701	23,042
Statutory reserves	46	46
Accumulated deficit	(1,106,545)	(1,791,163)

Total Sea Limited shareholders’ equity	469,025	25,105
Non-controlling interests	6,106	3,063

Total shareholders’ equity	475,131	28,168

Total liabilities and shareholders’ equity	1,988,280	2,252,419

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

Amounts expressed in thousands of US dollars (“$”)

	For the Nine Months ended September 30,
	2017	2018
	$	$
Net cash used in operating activities	(170,840)	(357,029)
Net cash used in investing activities	(67,474)	(158,938)
Net cash generated from financing activities	696,442	545,106
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	4,228	(14,739)
Net increase in cash, cash equivalents and restricted cash	462,356	14,400
Cash, cash equivalents and restricted cash at beginning of the period	190,824	1,444,978

Cash, cash equivalents and restricted cash at end of the period	653,180	1,459,378

1	UNAUDITED SEGMENT INFORMATION

The Company has three reportable segments, namely digital entertainment, e-commerce and digital financial services. The Chief Operation Decision Maker (“CODM”) reviews the performance of each segment based on revenue and certain key operating metrics of the operations and uses these results for the purposes of allocating resources to and evaluating the financial performance of each segment. Amounts are expressed in thousands of US dollars (“$”).

	For the Three Months ended September 30, 2018
	Digital Entertainment	E- commerce	Digital Financial Services	Other Services(1)	Unallocated expenses(2)	Consolidated
	$	$	$	$	$	$
Revenue	112,520	65,919	2,548	23,934	—	204,921

Operating income (loss)	19,403	(223,787)	(7,387)	(16,186)	(18,243)	(246,200)

Non-operating income, net						30,903
Income tax expense						(2,020)
Share of results of equity investees						(702)

Net loss						(218,019)

	For the Three Months ended September 30, 2017
	Digital Entertainment	E- commerce	Digital Financial Services	Other Services(1)	Unallocated expenses(2)	Consolidated
	$	$	$	$	$	$
Revenue	79,799	2,786	4,792	6,717	—	94,094

Operating income (loss)	(6,874)	(132,292)	(8,561)	(6,015)	(6,974)	(160,716)

Non-operating income, net						25,802
Income tax credit						2,147
Share of results of equity investees						(64)

Net loss						(132,831)

(1)	A combination of multiple business activities that does not meet the quantitative thresholds to qualify as reportable segments are grouped together as “Other Services.”
(2)

Unallocated expenses are mainly related to share-based compensation and general and corporate administrative costs such as professional fees and other miscellaneous items that are not allocated to segments. The expenses are excluded from segment results as they are not reviewed by the CODM as part of segment performance.

SUPPLEMENTAL OPERATIONAL METRICS

		For the Three Months ended June 30, 2018	For the Three Months ended September 30, 2018
	Unit
Digital Entertainment
Quarterly active users	millions	160.6	176.1
Monthly active users (last month)	millions	90.6	104.5
Quarterly paying users	millions	6.6	7.2
Average revenue per user	US$	0.9	0.8
Average revenue per paying user	US$	21.1	20.1
E-commerce
Gross GMV	US$ millions	2,221.8	2,690.9
Gross orders	millions	127.8	158.5